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December 21, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC  20549

Gentlemen:

We have read Item 4 of Form 8-K dated December 17, 2001, of Cityxpress.com Corp and are in agreement with the statements contained in the first, second and third paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Yours very truly,



/s/ Ernst & Young LLP